June 3, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On March 20, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Day Hagan Tactical Allocation Fund of ETFs and Day Hagan Tactical Dividend Fund (the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on May 7, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Tactical Allocation Fund of ETFs - Fund Summary

Comment 1.  With respect to footnote 4 to the fee table, please list out the fees and expenses that are excluded from the expense cap.

Response.  The Registrant has revised the footnote as follows:

“The Advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding any front-end or contingent deferred loads, any Rule 12b-l fees, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, underlying fund fees and expenses or extraordinary expenses such as litigation ~~certain fees and expenses~~) at 1.35% through October 31, 2015. This agreement may only be terminated by the Fund's Board of Trustees on 60 days’ written notice to the Advisor, by the Advisor with the consent of the Board and upon the termination of the Management Agreement between the Trust and the Advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the Advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the expense limits.”

Comment 2. In “Principal Investment Strategies”, please provide the credit quality and maturity of the fixed income securities in which the Fund invests.

Response. The Registrant has revised the disclosure as follows:

“In considering ETFs that invest in fixed income securities, the Advisor may utilize fixed income ETFs that represent broad-based fixed income indices, as well as more specific and narrow sectors, maturities and credit ratings. The Advisor may invest in fixed income securities of any credit quality or maturity.”

Comment 3.  In “Principal Risks of Investing in the Fund,” please revise the disclosure for Turnover Risk to add the tax costs associated with high portfolio turnover.

Response.  The disclosure requested was provided in the item 9 risk disclosure; however, the Registrant has revised the summary risk disclosure as follows:

“Turnover Risk.  The models used by the Advisor may require a higher portfolio turnover, which may result in higher transactional and brokerage costs. Active trading of securities may also increase the Fund's realized capital gains or losses, which may affect the taxes you pay as a Fund shareholder.”

Tactical Dividend Fund - Fund Summary

Comment 4. With respect to footnote 2 to the fee table, please confirm whether short selling will be a principal strategy.

Response.  The Advisor has confirmed to the Registrant that short selling is not a principal strategy of the Fund.  Dividend expenses on securities sold short is listed as an exclusion from the expense cap as a part of the Trusts standard expense limitation agreement language.

Comment 5. In “Principal Investment Strategies,” please revise the second paragraph to be in plain English. Specifically, clarify what is meant by “industries” throughout the paragraph.

Response. The Registrant has replaced the second paragraph with the following:

“The Sub-Advisor selects securities using the Sub-Advisor’s proprietary equity selection model. The Sub-Advisor believes that purchasing securities of strong companies within strong industries provides a higher probability of success.  The Fund's holdings are determined by screening companies for measures of balance sheet strength, fundamental soundness, and consistent (uncut) dividends. The Sub-Advisor believes that these screens increase the probability that the dividend stream will continue.

 The Sub-Advisor then classifies the companies selected by the screening process that are related in terms of their primary business activities into industries. The Sub-Advisor believes that stocks within the same industry often rise and fall as a group because similar overlying economic and valuation factors exist for all members of the industry.   Additionally, the Sub-Advisor determines whether it believes each industry has an adequate number of underlying companies that pass the screening process.  Industries with less than four underlying companies that pass the screening process will likely not be represented in the portfolio, for diversification and risk management purposes.

The Sub-Adviser next evaluates the relative attractiveness of those industries by using its proprietary selection model, which uses historical dividend yield data. Dividend yield is a financial ratio that shows how much a company pays out in dividends each year relative to its share price and is a way to measure how much cash flow an investor is getting for each dollar invested in an equity position. When an industry is paying a historically high dividend yield, the industry and the companies in that industry are considered by the Sub-Advisor to be priced at a low price relative to the dividend payout and are attractive.  Conversely, when an industry has a historically low dividend yield, the Sub-Advisor believes the industry and the companies in that industry are priced too high relative to the dividend payout and are unattractive.  The Fund may invest up to 25% of its assets in any single industry.”

Management of the Funds

Comment 6.  In “Portfolio Managers,” it indicates that Mr. Hagan and Mr. Day are primarily and jointly responsible for the day to day management of the Tactical Allocation Fund of ETFs, but then says that Mr. Hagan is the lead portfolio manager. Please revise the disclosure to be consistent.

Response.  The Registrant has revised the disclosure as follows:

“Donald Hagan and Arthur Day are ~~primarily and~~ jointly responsible for the day-to-day management of the Tactical Allocation Fund of ETFs’ portfolio. Mr. Hagan is the Lead Portfolio Manager of the Tactical Allocation Fund of ETFs.”

Comment 7.  In “Portfolio Managers,” please revise the biographies to be more concise and consider eliminating information for periods more than 5 years in the past.

Response.  The Registrant has revised the disclosure to be more concise as follows:

“Arthur Day  - Portfolio Manager of the Tactical Allocation Fund of ETFs

Mr. Arthur Day, is a managing member and partner of the Advisor.  Mr. Day has served in those roles since April 2006.  Prior to joining the Advisor, from 1993 until 2006, Mr. Day served as a First Vice President at Paine Webber which was acquired by UBS in 2001. From 1987 until 1993, he was a financial advisor at E.F. Hutton. ~~In 1987, he was recruited by E.F. Hutton, which through numerous mergers and corporate realignments became Shearson Lehman Brothers. During his tenure with Shearson Lehman Brothers, and aided by his affiliation with Capital Vectors Inc., Mr. Day was instrumental in initiating the launch of the Shearson Lehman Brothers TRAC mutual fund allocation program.  The TRAC allocation program is often cited as setting the standard by which portfolios are allocated based on clients’ risk profiles determined through questionnaires.  This first-of-its-kind strategy accumulated more than $5 billion within a year of its launch, and has since been duplicated by nearly every major and regional firm on Wall Street~~ Mr. Day’s investment career began in 1984 as an account executive with Dean Witter Reynolds. Mr. Day has a B.A. in Business.

Donald Hagan  - Portfolio Manager of the Tactical Allocation Fund of ETFs and the Tactical Dividend Fund

Mr. Donald Hagan, CFA, is a managing member and co-founder of the Advisor.  Mr. Hagan has served in those roles since September 2004 when the Advisor was registered with the SEC. Mr. Hagan served as the chief compliance officer of the Advisor from September 2004 to December 2012. Prior to founding the Advisor, from 2001 – 2004 Mr. Hagan was Senior Vice President and Senior Portfolio Manager at Wells Fargo Bank’s Private Client Services. ~~During his tenure with Wells Fargo, Mr. Hagan concurrently served on Wells Fargo’s National Asset Allocation Committee and National Investment Policy Committees.  Mr. Hagan’s role included directing wealth planning initiatives, asset allocation and investment strategy for Wells Fargo’s national PCS division.  He also served as one of the members of the Investment Management Committee for Wells Fargo’s flagship equity portfolio, Signature Core, which had several billion dollars in assets directed to the strategy~~ Prior to Wells Fargo, Mr. Hagan served as Director of Research and Portfolio Manager for SCI Capital Management from 1996 – 2001.  ~~Mr. Hagan directed research, allocation, investments and strategy for the firm.  He served as Lead Portfolio Manager for the SCI Traditional Value Equity, Blue Chip Bellwether Growth, Industry Select and Tactical Balanced investment strategies.~~  SCI was acquired by Wells Fargo in early 2001. Prior to being recruited as Director of Research for SCI, Mr. Hagan was Chief Sector Analyst and Editor for Ned Davis Research, Inc., ~~one of the largest independent research organizations in the world. Don provided research and recommendations to institutional clients both nationally and internationally. Don has conducted research and developed decision-based asset allocation and individual stock buy/sell programs at the institutional level since 1988.~~ From 1989 through 1996, Don also served as editor for the following institutional research periodicals: Industry Watch; Group Update; Techno-Fundamental Ranks; and Top 30 Picks.  Mr. Hagan has a B.A. in Economics and is a Chartered Financial Analyst.

Robert Herman - Portfolio Manager of the Tactical Dividend Fund

Mr. Robert Herman is a Senior Managing Director and Portfolio Manager of the Sub-Advisor.  Mr. Herman has served in these roles since 2009. Prior to serving in these capacities,  Mr. Herman was the President and Portfolio Manager of Logix Investment Management from 2003-2006.  From 2006-2008, Mr. Herman served as a Senior Advisor to Logix ~~[while managing the portfolio of a separate long/short equity fund]~~.  Logix was acquired by the Sub-Advisor in 2009. Mr. Herman began his investment career at Goldman Sachs as an equity analyst and later a lead equity analyst within the global investment research group. Mr. Herman was previously an engagement leader for, Monitor Company, a strategy consultancy ~~Monitor C~~company~~where he worked with Fortune 500 companies across industries~~.  ~~At Monitor, Mr. Herman also worked to develop a consulting for equity practice serving early stage companies.~~ Mr. Herman earned a B.A. degree from the University of Michigan and an M.B.A. in Finance and Health Services Management from the Kellogg Graduate School of Management at Northwestern University.

Jeffrey Palmer - Portfolio Manager of the Tactical Dividend Fund

Mr. Jeffrey Palmer has served the Sub-Advisor as a Senior Managing Director since 2001, Equity Analyst since 1995 and Portfolio Manager since 1997.Mr. Palmer has served as the Chief Compliance Officer of the Sub-Advisor since 2002. Mr. Palmer has completed the CIPM Principles exam in Global Investment Performance Measurements.”

Comment 8. In “Prior Performance of the Sub-Advisor to the Tactical Dividend Fund”, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance.  Please also explain supplementally why the Registrant can use the performance of Logix for periods prior to its acquisition by the sub-adviser. Please supplementally confirm whether GIPS allows for the deduction of fees and expenses in the calculation of performance.

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and the adviser has certified that it complies with the conditions of the no-action letter. The Registrant has included the prior performance of Logix prior to its acquisition by the sub-adviser because, when Logix became a division (not a separate legal entity) of the sub-adviser, the entity’s performance became that of the sub-adviser, and including the information is otherwise not misleading. The adviser has confirmed to the Registrant that GIPS allows for the deduction of fees and expenses in the calculation of performance.

Comment 9. In “Prior Performance of the Sub-Advisor to the Tactical Dividend Fund”, please change the heading to say “Prior Performance of the Separately Managed Accounts of the Sub-Advisor to the Tactical Dividend Fund” and change the disclosure to state that the performance shown is net of all fees and expenses of the private accounts in the composite.

Response. The Registrant has revised the heading as requested.  The Registrant has added the following disclosure to the fourth paragraph in this section:

“The performance information for the composite is net of all fees and expenses of the private accounts managed by the Sub-Advisor. Fees and expenses of the private accounts managed by the Sub-Advisor are generally lower than those of the Fund and therefore, the Fund’s results would be lower than the returns reflected below.  The Fund’s results could also have been lower because private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940 or the Internal Revenue Code, which, if applicable, could have adversely affected the performance of the client accounts.

The performance results are calculated according to the Global Investment Performance Standards (GIPS), calculating internal rate of return using the Average Capital Base (Modified Dietz) Method. GIPS differ from those of the SEC.  The Composite’s performance results have been ~~audited~~ verified.  ~~The composite performance is calculated  gross of fees and expenses~~.”

SAI:

Additional Information About Investments and Risks

Comment 10. With respect to “Business Development Companies (BDCs) and Special Purpose Acquisition Companies (SPACs),” please confirm supplementally whether this is a primary investment strategy of the Funds.

Response.  The adviser has confirmed to the Registrant that investments in BDCs and SPACs are not a primary investment strategies of the Funds.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins